Contactar

www.linkedin.com/in/emilio-huertas-ba1522127 (LinkedIn)

# Emilio Huertas

Latin America Director / Ground Up Investment - corus international
Tenjo, Cundinamarca, Colombia

## Extracto

Emilio is a seasoned humanitarian and development professional with experience throughout Colombia and in over a dozen countries in Middle East, Africa and Latin America. During seventeen years worked providing medical services in remote areas of Colombia / "Programa Aereo de Salud" during one of the worst periods of the internal conflict in Colombia. Afterwards with Oxfam Great Britain for around twelve years served as Humanitarian Support Personal in several countries ending as country director in Chad for two years building capacities of partner organizations working on women rights, rural development, and humanitarian response. In the role of humanitarian field manager and public health coordinator for Oxfam GB, he led large and complex humanitarian interventions supervising hundreds of staff members and through partner organizations; supported programs in disaster risk reduction, gender, and promotion of rights in crisis situations. In addition, Emilio served as an advisor to the Colombian Health Ministry and during the last decade manages two organic farms in Colombia. As Lutheran World Relief / LWR Country director in Colombia during eight years managed the interphase between the grants mode operation towards a synergy with investments in private sector, contributing to build up the company named Ground Up Investment owned by LWR. Now, as Director for Ground Up Investing in Latin America, Emilio leverages his connections to build strong partnerships with entrepreneurs who desire to improve the lives of vulnerable families and communities in Latin America through sustainable development. Is very much passionate about Regenerative Agriculture as a practice that can truly contribute to the actual worldwide crisis.

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## Experiencia

https://www.groundup-investing.com/
Director for Latin America Ground Up Investment / corus international
septiembre de 2023 - Present (1 año)
Based in Colombia

Identifying opportunities for Ground Up Investment. Investing and supporting private sector actors committed with social, environmental and economic. aims aligned with corus international. Focused on rural economy in the coffee and cocoa landscapes. Strongly committed with Regenerative Agriculture.

### Lutheran World Relief
Director de país
noviembre de 2014 - septiembre de 2023 (8 años 11 meses)
Bogotá D.C., Colombia

## Educación

### Pontificia Universidad Javeriana
Odontologo · (1978 - 1985)

### Universidad de Antioquía
Salud pública internacional/Salud internacional